

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 5, 2023

Ann Peng
Interim Chief Executive Officer
Universal Global Hub Inc.
6141 186th Street, Suite 688
Fresh Meadows, NY 11365

> **Re: Universal Global Hub Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed April 14, 2023**
> **File No. 000-54758**

Dear Ann Peng:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Exhibits

1. We note the certifications provided in Exhibits 32.1 and 32.2 refer to the incorrect period. Please file an amendment to your Form 10-K for the year ended December 31, 2022 with corrected Exhibit 32 certifications that includes the entire filing that refer to the proper period.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction